SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A
                                 Amendment  No. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      CASCADE MOUNTAIN MINING COMPANY, INC.
                                 (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    94733P 10 1
                                  (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 31, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Ari Kaplan
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|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]

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|3|     SEC  USE  ONLY

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|4|     SOURCE  OF  FUNDS*
        PF

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|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)
[ ]

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|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United States Citizen

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                     |7|  SOLE  VOTING  POWER
NUMBER  OF                - 162,510,604 -
SHARES               -----------------------------------------------------------
BENEFICIALLY         |8|  SHARED  VOTING  POWER
OWNED  BY  EACH           N/A
REPORTING            -----------------------------------------------------------
PERSON  WITH         |9|  SOLE  DISPOSITIVE  POWER
                          - 162,510,604 -
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
         N/A

--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         - 162,510,604 -

--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  N/A

--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         - 54.17% -

--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN

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ITEM  1.  Security  and  Issuer.

This  Schedule  13D  relates  to  the  Common  Stock  of Cascade Mountain Mining
Company, Inc. ("Cascade"). The principal executive offices of Cascade are located at 200 Hannover Park Road, Suite 120, Atlanta GA 30350.

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ITEM  2.  Identity  and  Background

(a)-(c) This Schedule 13D is being filed by Ari Kaplan. Mr. Kaplan is an individual and a Director of Cascade. His address is 2633 Lincoln Blvd., #434, Santa Monica, California, 90405.

(d)-(e) During the last five years, Mr. Kaplan: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kaplan is a citizen of the United States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Kaplan used his private funds to acquire the shares of Cascade.

ITEM  4.  Purpose  of  Transaction

Mr. Kaplan acquired the securities for investment purposes, with the intent to control the company and to seek a business combination. Upon completion of a business combination, Mr. Kaplan will resign as an director of the Company. It is anticipated that upon closing of a business combination or acquisition, Mr. Kaplan's interest in the Company shall be less than 5%. Depending on general market and economic conditions affecting Cascade and other relevant factors, Mr. Kaplan may purchase additional securities of Cascade or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Kaplan intends to cause Cascade to recapitalize its capital stock by completing a reverse split of Cascade's common stock, and cause Cascade to acquire an existing business to be identified. Upon closing, Mr. Kaplan intends to appoint new officers and directors, and then immediately resign as a director. Except for the foregoing, Mr. Kaplan does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Cascade, or the disposition of securities of Cascade;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Cascade;

(c)  a  sale  or  transfer  of  a  material  amount  of  assets  of  Cascade;

(d) any change in the present board of directors or management of Cascade, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Cascade;

(f)  any  other  material  changes in Cascade's business or corporate structure;

(g) changes in Cascade's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cascade by any person;

(h) causing a class of securities of Cascade to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Cascade becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Mr. Kaplan indirectly through his position as President of Dojo Enterprises, LLC, beneficially owns 162,510,604 shares of Common Stock, $0.001 par value, of Cascade ("Common Stock"). The shares of Common Stock beneficially owned by Mr. Kaplan constitute approximately 54.17% of the total number of shares of Common Stock of Cascade, based upon 300,000,000 shares of Common Stock outstanding as of November 24, 2004.

(b) Mr. Kaplan has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares which he beneficially owned.

(c) Mr. Kaplan acquired the Common Stock as a result of the transaction discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Kaplan.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

ITEM  7.  Material  to  be  Filed  as  Exhibits.

None.
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2004           /s/ Ari Kaplan
                                    --------------------------
                                    Ari Kaplan

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